Philips sells HTP Automotive to Helvoet Holding

Monday, January 31, 2005

Amsterdam, the Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has reached an agreement to sell High Tech Plastics (HTP) Automotive to Helvoet Holding, a developer and supplier of rubber and plastic components and assemblies for the automotive and other industries. All employees of HTP Automotive will be taken over by Helvoet. Following this transaction, Helvoet will continue under the name of Helvoet Rubber & Plastic Technologies. Financial details of the transaction were not disclosed.

HTP Automotive is headquartered in Lommel, Belgium, and has approximately 550 employees in Europe, Asia Pacific and North America. A supplier to the automotive industry, HTP Automotive manufactures specialized plastic parts for the automotive industry.

For further information please contact:
Andre Manning
Philips Corporate Communications
Tel +31 20 5977199
email andre.manning@philips.com

Anja Werndly
Helvoet Rubber & Plastic Technologies
Tel +31 181 331 330
email awerndly@helvoet.nl

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.